May 11, 2006

Kevin Rich
Director and Chief Executive Officer
c/o DB Commodity Services LLC
DB Currency Index Value Master Fund
60 Wall Street
New York, NY 10005

> **Re: DB Currency Index Value Fund**
> **DB Currency Index Value Master Fund**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed May 1, 2006**
> **Registration No. 333-132484**

Dear Mr. Rich

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1. Please revise the cover page of the prospectus to disclose the details of your arrangement with the initial purchaser, including the number of units to be purchased, the anticipated price at which the units will be purchased and a brief description of the initial purchaser's intended public offering.

2.   We note that in your response to comment 1 you state that the initial purchaser "is a statutory underwriter…" Please revise the discussion in the "Plan of Distribution" section to clarify this fact. The disclosure currently provides that the initial purchaser "will be a statutory underwriter" if it engages in certain activities.

3.   We note your response to previous comment 2. Please clarify the frequency upon which the information will be updated on the Fund's website.

DB Currency Index Value Fund
Financial Statements and Notes
Note 4 – Operating Expenses, Organizational and Offering Costs

4.   Please explain to us how you plan to reflect organizational and offering costs incurred by the Master Fund, which will be paid by your Managing Owner, in your consolidated financial statements after the proceeds from this offering are used to acquire a majority interest in the Master Fund.

DB Currency Index Value Master Fund
Financial Statements and Notes, pages 94 – 101

5.   Please revise to include a statement of cash flows for the period from April 12, 2006 (inception) through April 20, 2006.

Note 4(b) – Organization and Offering Expenses, pages 99 – 100

6.   We note from your disclosure that "…the Managing Owner has not yet paid the organization cost of $1,052,000 to the Master Fund…." Please revise to clarify why the managing owner will pay organization costs to the Master Fund.

DB Commodity Services LLC
Financial Statements and Notes, pages 102 – 118

7.   We note your response to comment 21 and the inclusion of unaudited financial statements for the period from September 15, 2005 through December 31, 2005 and the quarterly period ended March 31, 2006. Please revise to present audited financial statements of the Managing Owner as of the most recent fiscal year end and update with unaudited financial statements on the same basis as you would update the financial statements of DB Currency Index Value Fund in accordance with Rule 3-12 of Regulation S-X.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mathew Maulbeck, Staff Accountant at 202-551-3466 or Josh Forgione, Assistant Chief Accountant, at 202-551-3431 if you have questions regarding comments on the financial statements and related matters. Please contact Charito A. Mittelman at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael J. Schmidtberger, Esq. (*via facsimile*)